PRESS RELEASE

PARAMOUNT ENERGY TRUST ADVISES ON

2004 CANADIAN INCOME TAX INFORMATION

Calgary Alberta, February 16, 2005.  The following information is intended to assist individual Canadian Unitholders of Paramount Energy Trust (“PET”) in the preparation of their 2004 T1 Income Tax Return.

The information contained herein is based on PET’s understanding of the Income Tax Act (Canada) and the regulations thereunder and is provided for general information only.  Unitholders are advised to consult their personal tax advisors with respect to their particular circumstances.

Trust Units held within an RRSP, RRIF, RESP or DPSP

No amounts are required to be reported on the 2004 T1 Income Tax Return where the Paramount Energy Trust Units are held within an RRSP, RRIF, RESP or DPSP.

Trust Units held outside of an RRSP, RRIF, RESP or DPSP

Unitholders who held their Paramount Energy Trust Units outside of an RRSP, RRIF, RESP or DPSP, through a broker or other intermediary and received cash distributions during the period, will receive “T3 Supplementary” slips directly from their broker or intermediary, not from the transfer agent or Paramount Energy Trust.

Registered Unitholders of Paramount Energy Trust who received cash distributions during the period from the transfer agent, Computershare Trust Company of Canada, (and not from a broker or intermediary), will receive “T3 Supplementary” slips directly from Computershare Trust Company of Canada.

The attached “Schedule 1” includes supplementary information on the taxable portion of the 2004 cash distributions and is shown on a per Trust Unit basis.  Under Paragraph 12(1) (m) of the Income Tax Act, taxable amounts allocated by Paramount Energy Trust in 2004 to the Unitholders must be reported by the Unitholders in their 2004 Income Tax Return.

Accordingly, the taxable amount of cash distributions (i.e. “Other Income” Box (26) on the T3 slips) with respect to record dates January 30, 2004 up to and including December 31, 2004 are included in your “T3 Supplementary”.  The deadline for mailing all T3 Supplementary Information slips as required by Canada Revenue Agency is March 31, 2005.

Adjusted Cost Base

Holders of Paramount Energy Trust Units are required to reduce the Adjusted Cost Base of their Units.  The reduction is equal to the cumulative cash received from cash distributions minus cumulative taxable amounts Reported as “Other Income” Box (26) on their T3 slips (if any).

The Adjusted Cost Base is used in calculating capital gains or losses on the disposition of the Trust Units if the owner holds the Trust Units as a capital property.

SCHEDULE 1

PARAMOUNT ENERGY TRUST UNITS 2004 – T3 INFORMATION FOR CANADIAN RESIDENTS

The following table outlines the breakdown of cash distributions per Trust Unit paid or payable by Paramount Energy Trust with respect to record dates for the period January 30, 2004 – December 31, 2004 for Canadian Income Tax purposes.

Record Date	Payment Date	Total Distribution Paid	Taxable Amount (Box 26) Other Income	Tax-Deferred Amount (Return of Capital) Amount

January 30, 2004	February 16, 2004	0.200	0.157	0.043
February 27, 2004	March 15, 2004	0.160	0.126	0.034
March 31, 2004	April 15, 2004	0.160	0.126	0.034
April 30, 2004	May 17, 2004	0.160	0.126	0.034
May 31, 2004	June 15, 2004	0.160	0.126	0.034
June 30, 2004	July 15, 2004	0.160	0.126	0.034
July 30, 2004	August 16, 2004	0.180	0.141	0.039
August 31, 2004	September 15, 2004	0.200	0.157	0.043
September 30, 2004	October 15, 2004	0.200	0.157	0.043
October 29, 2004	November 15, 2004	0.200	0.157	0.043
November 30, 2004	December 15, 2004	0.200	0.157	0.043
December 31, 2004	January 17, 2005	0.200	0.157	0.043

TOTAL PER UNIT		2.180	1.713	0.467

PET expects to release United States income tax information in the next few days.

Paramount Energy Trust is a natural gas-focussed Canadian energy trust.  PET’s Trust Units are listed on the Toronto Stock Exchange under the symbol "PMT.UN".  Further information with respect to PET can be found at its website at www.paramountenergy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp, administrator of Paramount Energy Trust Suite 500, 630 – 4 Avenue SW, Calgary, AB T2P 0J9 Telephone: (403) 269-4400 Fax: (403) 269-6336 Email: info@paramountenergy.com

Susan L. Riddell Rose, President and Chief Operating Officer

Cameron R. Sebastian, Vice President, Finance and Chief Financial Officer

Gary C. Jackson, Vice President, Land, Legal and Acquisitions

Sue Showers, Communications & Investor Relations Advisor

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein